EXHIBIT 99.1

Stantec signs letter of intent to acquire Engenium, deepening sustainable mining project delivery and advisory service capabilities in Australia

EDMONTON, Alberta and NEW YORK, April 08, 2021 (GLOBE NEWSWIRE) -- Global engineering and design firm Stantec has signed a letter of intent (set to close in Q2 2021) to acquire Engenium, a project delivery consultancy specializing in the delivery of mining, resources, and industrial infrastructure projects. The acquisition of Engenium comes on the heels of Stantec’s recent addition of Australia-based transportation planning and engineering firm GTA Consultants, further expanding Stantec’s footprint in Australia. The financial terms of the transaction were not disclosed.

Founded in 2003, Engenium has developed a reputation as a trusted multi-discipline engineering and advisory services consultancy—having assisted many of Australia’s most influential mining, resources, and industrial infrastructure clients in the delivery of their projects, from concept through production. Most recently, the firm has helped large-scale partners transition to renewable energy, develop battery minerals projects, and achieve critical sustainability goals and objectives.

“Engenium and Stantec share a passion for applying sustainable best practices to projects across the globe,” said Gord Johnston, President and Chief Executive Officer, Stantec. “It’s exciting to welcome Engenium to our team as we look to add depth and expertise to our existing mining business in Australia and beyond. Engenium’s experience in mine development, mineral processing, and renewable energy operations builds on our track record of sustainable project delivery and support of energy transition.”

Headquartered in Perth, Western Australia, Engenium has multi-year framework agreements with many of the country’s major local mining houses and is involved in both brownfield and new greenfield project developments. Additionally, the team is at the forefront of decarbonization and clean energy technology, having worked on studies, pilot plants, and full-scale production plants to advance critical minerals projects into an operational state to meet global demand.

Recently, Engenium has helped large-scale mining clients implement green energy into their operations—this includes solar power, battery energy systems, steam regeneration, wind, and other renewable energy sources. The global push towards decarbonization and addressing climate change has driven long-term demand not only for iron ore but also nickel, copper, lithium, manganese, cobalt, and other materials needed in batteries, solar power, wind power, and carbon capture technologies.

More and more mining companies are directly addressing decarbonization in their operational objectives and looking to diversify their energy mix from pure fossil fuels, with the vast majority moving to increase renewable energy into their operations. Engenium’s complementary skillset, size, and reputation will be invaluable to the sustainability and growth of Stantec’s existing business in Australia and beyond.

Some notable projects in Engenium’s portfolio include

  Goldfields Solar Projects - Engenium managed the project development and execution stages of the TransAlta Solar and Steamers Energy Project in the Goldfields region of Western Australia. Once complete, the facility will provide power to Mount Keith and Leinster mining operations and supply smaller mining operations within the region.
  Chichester Solar/Gas Hybrid Energy Project - Engenium managed the construction execution of the Alinta Energy Chichester Solar/Gas Hybrid Energy Project in the Pilbara region of Western Australia. This facility will provide power to nearby mining operations, as well as service future clients along the transmission route.
  Pilgangoora Lithium Project - A Greenfields mine development located southeast of Port Hedland in the Pilbara Region of Western Australia. The first stage targeted production of 2 million metric tonnes per annum (MTPA) of lithium and tantalum-based products. Engenium was engaged by Pilbara Minerals to provide project delivery expertise to the corporate owner’s team to assist them in delivering the project through to commissioning.
  Mardie Salt and Potash Project - Engenium is providing project management services to BCI Minerals to develop a large-scale, multi-generational solar evaporation operation on the Pilbara coast of Western Australia. The consultancy’s scope includes project management, project controls, contract administration, and construction management of a new greenfield project that will produce high purity sodium chloride (NaCl) salt and sulphate of potash (SOP) fertilizer to supply to the growing chemical and agricultural industries. Engenium was engaged as the Project Management Consultant for the project.

“Joining Stantec enhances our ability to service larger projects, with the depth of a global firm that operates on all seven continents,” said Wayne Peel, Managing Director for Engenium. “Stantec’s values align with our commitment to sustainability leadership, and to putting people first. We are thrilled to join their global community.”

Continued Regional Growth
Engenium will bring a team of 170+ project and technical staff, with offices in Perth, Karratha, Newcastle, and Brisbane, enhancing Stantec’s existing foothold. With 22,000 team members working worldwide, Stantec has approximately 1100 employees based in Australia. Within the last five years, Stantec has previously announced or completed five acquisitions to broaden its overall presence in the Australia/New Zealand market, including MWH Global, Traffic Design Group, Wood & Grieve Engineers, GTA Consultants, and now Engenium. The region is among the key geographic areas for growth articulated in the firm’s strategic plan.

Maintaining a Sustainable Focus
The acquisition of Engenium, with its strong focus on renewable energy and the energy transition, is also a continuation of Stantec’s commitment to sustainability. Earlier this year, the firm pledged to a science-based emission reduction target as a first step in achieving operational net-zero by 2030 across its entire global footprint. As a reflection of the company’s operational sustainability practices and generation of clean revenue (e.g., goods and services that have a clear environmental and social benefit), Stantec was named the fifth most sustainable company in the world and first in North America by Corporate Knights in 2021.

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